Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
November 16, 2016

Re:

ViVA Consulting Group Inc.
Offering Statement on Form 1-A
Filed September 26, 2016
File No. 024-10582
Ladies and Gentlemen:
On behalf of Viva Consulting Group Inc., a Delaware corporation ("Company"), we hereby request, pursuant to the rules (File No. 024-10582), as initially filed with the Securities and Exchange Commission ("Commission") on September 26, 2016 ("Offering Circular") be withdrawn effective immediately, the company is no longer wish to pursue the offering at this time. No securities had been sold under this offering.

Regards

Jeffrey Christoph
Chief Executive Officer and Director
ViVA Consulting Group Inc.
3 Dairyfield Court
Rockville, MD 20852